EXHIBIT 99.1

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 2002
                      COUPON PERIOD ENDING 20 FEBRUARY 2004

----------------------------------------------------------------------------------------------------------------------------
USD NOTES
---------
                         FV OUTSTANDING                                     COUPON PAYMENTS     PRINCIPAL      CHARGE OFFS
                              (USD)          BOND FACTOR     COUPON RATE         (USD)        PAYMENTS (USD)      (AUD)
                         --------------      -----------     -----------    ---------------   --------------   -----------

CLASS A NOTES            406,189,801.22       46.157932%        1.33000%       1,544,602.26   48,253,491.63       0.00


                         FV OUTSTANDING                                     COUPON PAYMENTS     PRINCIPAL      CHARGE OFFS
                              (AUD)          BOND FACTOR     COUPON RATE         (AUD)        PAYMENTS (AUD)      (AUD)
                         --------------      -----------     -----------    ---------------   --------------   -----------

CLASS B NOTES             28,395,000.00      100.000000%       5.88330%         421,073.42             0.00        0.00

CLASS C NOTES             11,900,000.00      100.000000%       6.11330%         183,365.50             0.00        0.00

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


                                                                    31-JAN-04
POOL SUMMARY                                                           AUD
------------                                                     --------------
Outstanding Balance - Variable Rate Housing Loans                   647,585,232
Outstanding Balance - Fixed Rate Loans                              181,618,775
Number of Loans                                                           6,912
Weighted Average Current LVR                                             60.38%
Average Loan Size                                                       119,966
Weighted Average Seasoning                                              41 mths
Weighted Average Term to Maturity                                      256 mths

PRINCIPAL COLLECTIONS                                                  AUD
----------------------                                           --------------
Scheduled Principal Payments                                       6,747,898.60
Unscheduled Principal Payments                                    93,003,047.75
Redraws                                                            6,054,846.09

Principal Collections                                             93,696,100.26

TOTAL AVAILABLE PRINCIPAL                                              AUD
-------------------------                                        --------------
Principal Collections                                             93,696,100.26
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                                 0.00
Total Available Principal                                         93,696,100.26

Outstanding Principal Draws From Previous Period                            0.0

Principal Distributed                                             93,696,100.26
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                            --------------
Available Income                                                  17,056,547.97
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             17,056,547.97

REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                    --------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
----
                                            NOV-03       DEC-03      JAN-04
                       1 MTH CPR            33.22%       35.71%      29.39%


ARREARS
-------
                            % OF POOL
                          (BY BALANCE)
31 - 59 DAYS                  0.46%
60 - 89 DAYS                  0.20%
90+ DAYS                      0.26%
DEFAULTS                       Nil
LOSSES                         Nil